
10012214

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a - 16 or 15d - 16
under the Securities Exchange Act of 1934

For the month of May 2010

000-29880

(Commission File Number)

Virginia Mines Inc.

(Translation of registrant's name into English)

200-116 St-Pierre,

Quebec City, QC, Canada G1K 4A7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Virginia Mines Inc.

(Registrant)

Date: 5/4/2010
Form 6-K



By: *Carl-Michel Cloutier*
Name:Carl-Michel Cloutier
Title: Manager Investor Relations

Exhibit 1
Technical Report 43-101A1, Technical Report and Recommendations, Auclair Project VIRGINIA MINES INC. April 2010
Prepared by: Mathieu Savard, B.Sc., P.Geo. Senior Project Geologist, Virginia Mines Inc.

000-29880
Commission File Number

ITEM 1 : TITLE PAGE

Technical Report 43-101A1

Technical Report and Recommendations
Auclair Project

VIRGINIA MINES INC.
April 2010

Prepared by:

Mathieu Savard, B.Sc., P.Geo.
Senior Project Geologist
Virginia Mines Inc.

ITEM 2 : TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES AND MAPS

LIST OF PICTURES

LIST OF APPENDICES

ITEM 3 : SUMMARY

From the early days of exploration involvement in the Auclair property (1994), Virginia focused its works toward BIF-related gold deposit. Up to now, 9 gold showings have been discovered which are closely related to highly deformed BIF featuring quartz veining, faulting, biotite-garnet-grunerite alteration and pyrite-arsenopyrite-pyrrhotite-gold mineralization.

Following a global re-evaluation of the Auclair project in 2008, a re-interpretation of the structural framework has been put forward. In order to validate this proposal, ten supplementary days were devoted to a structural survey during 2009 in order to document the style of deformation, its relation to mineralization and to propose a diamond drill program.

The re-interpretation outlined a left-lateral component of movement along the curved fault system suggesting the presence of tensional jog in the central area of the property which has never been explored and which becomes a site of prime interest. Supporting the gold potential of this area is the presence of a dispersion trail of gold grains in the till. Unfortunately, this area is covered by swamp and lake precluding direct sampling or trenching. A program of 15 diamond drill holes totalling 5,000m was proposed in 2009 in order to assess the area.

During the winter of 2010, 13 drillholes for 4033 meters were performed to test most of the propositions made in 2009. Only a few drillholes returned gold values that however remained insignificant for economic purpose. Most of the drillholes intersected gold-barren BIF during the 2010 drilling campaign.

ITEM 4 : INTRODUCTION AND TERMS OF REFERENCE

Following a global re-evaluation of the Auclair project in 2008 and 2009, a re-interpretation of the structural framework was realized during these years. The conclusion of that work was that in the central area of the property, an interpretation of a left-lateral component of the movement along the curved fault system indicates the presence of tensional jog that had never been tested. Supporting the gold potential of this area was the presence of a dispersion trail of gold grains in the till. Unfortunately, this area is covered by swamp and lake precluding direct sampling or trenching.

In order to validate the new interpretation of the structural framework and bases on gold dispersion trail in till, 15 drillholes for a total 5000 meters were proposed in the 2009 report by Pearson and Roy. Following these recommendations, Virginia Mines performed 13 drillholes for a total of 4033 meters during the winter of 2010.

This report provides the status of current technical geological information relevant to the latest Virginia Mines drilling program on the Auclair project in James Bay and has been prepared in accordance with the Form 43-101F1 Technical Report format outlined under NI-43-101. The report also provides recommendations for future work.

ITEM 5 : RELIANCE ON OTHER EXPERT

Not applicable in this report.

ITEM 6 : PROPERTY DESCRIPTION AND LOCATION

The Auclair property lays some 275 km north of Chibougamau and 75 km northeast of Némiscau in the James Bay Region of Québec (Figure 1). The property is made of 318 claims totalling 167.5 square kilometers owned 100% by Virginia Mines (Figure 2). Odyssey Resources ltd has the option to acquire a 50% interest over a 6-year period and 5M$ of exploration expenditures. Claims tenure and expiration dates are presented in appendix 2.

Geographical references (center) and NTS sheets covered by the Auclair property area :

SNRC:	33B/02, 33B/03, 32O/14 & 32O/15
UTM zone:	18 (NAD 27)
NTS:	488 000 mE
	5 763 000 mN

ITEM 7 : ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRA-STRUCTURE AND PHYSIOGRAPHY.

A gravel road and a power line run north-south across the western part of the property. During the drilling campaign, field operations were conducted from a camp established along the gravel road. The drilling sites were reached using the old trail used for the trenching campaign during 1996. Snowmobiles were used for staff transportation. Drillcores were also bring to the camp by snowmobile . Supplies for the camp were brought on camp from Chibougamau.

The landscape of the area is relatively flat with regions covered by low altitude rounded hills. Vegetation is typical of taiga including areas covered by forest with others, typically at the top of hills, devoid of trees. Large swamps occupy most of the valley area and the hydrographic network is well developed.

ITEM 8 : PREVIOUS WORK

The Auclair property has been staked by Virginia/Diabior in 1994. Out of the regional mapping done by the two levels of government (Canada and Québec), Virginia is the only private company that has been involved in mining exploration in that area. In this respect, no mineralization were known to occur before Virginia involvement.

Following is the table 1 which summarizes chronologically all previous work done within and around the property, including the best results.

Table 1: Chronological list of previous work with best results

Geological Survey of Canada (1968)

Reccey regional mapping (1:63 360) of the western part of the property by Hashimoto, Eakins et Carlson, 1968.

SEREM LTD/BERGMINEX ASSOCIATE/SDBJ (1974 to 1976)

Aero mag-EM surveys
Max-min survey
Prospection
Drilling

Ministère des Richesses Naturelles Québec (1983)

Reccey regional mapping (1:50 000) of the eastern part of the property by Franconi, 1983.

Mines d'Or Virginia inc. and Explorations Diabior Inc joint venture (1994-1995)

Till sampling (31 samples).
Mapping,-prospecting (1:50 000)
Airborne Mag and Electromag. 795 km with 150 m spacing.

Mines d'Or Virginia inc. (Winter 1996).

Line cutting:
Cavalier grid (376,8 km , 100 et 200 m spacing),
Béryl grid (118,9 km , 100 et 200 m spacing),
Lamothe grid (extension 17,1 km , 100 m spacing).
Max-min survey Géola, (report 96-880, Feb. 97) and Géosig (report 155-05,April 97), on grids Cavalier, Béryl et Lamothe.
Mag ground survey, Frank grid.
39 DDH totalling 6553,6 m. :
DDH Best results:
Golden Butterfly: 5,2 g/t Au / 4m - 3,1 g/t Au / 4m - 2,3 g/t Au / 1m - 0,4 g/t Au / 4m.
Rock'N'Hammer: 0,531 g/t Au / 4m.
Arianne (New Showing): 2,42 g/t Au / 4m - 5,40 g/t Au / 7m (incl. 12,1 g/t Au / 3m) - 0,5 g/t Au / 7m (incl. 1,4 g/t Au / 1m).

Mines d'Or Virginia inc. (Summer/Fall 1997).

Prospecting and mapping: Cavalier nord, Cavalier sud and Béryl grids.
Detail mapping (1 :100) on Golden Butterfly and Rock'n'Hammer trenches.
Rock stripping: 5 trenches.
SHOWING discovery:
Kog:
Channel Samples: 5,17 g/t Au / 2,9 m ; 8,34 g/t Au / 1,6 m.
Ti-Beu:
Grab Samples: 14,2-7,3-4,62-3,47-2,93-2,38 et 2,39 g/t Au.
Channel Samples: 1,35 g/t Au / 11 m. (incl. : 5,2 g/t Au / 2 m.) ; 3,5 g/t Au / 3,8 m. (incl. : 8,4 g/t Au / 1,3 m.) - 2,04 g/t Au / 3,1 m. ; 1,18 g/t Au / 2,4 m. ; 1,55 g/t Au / 4,7 m. ; 1,57 g/t Au / 3,5 m. ; 1,1 g/t Au / 2,6 m. et 0,79 g/t Au / 6 m. (incl. : 1,28 g/t Au / 3 m.).
La Mire: Channel Samples: 1,23 g/t Au / 2,6m.

Mines d'Or Virginia inc. (Summer/Fall 1997).

8 DDH totaling 1392 metres, Beryl area (Chapdelaine et Lachance, 1998)
405 samples
DDH Best results:
AC98-02 : 1,2 gr/t Au/1 m ; 0,87 gr/t Au/2 m. deformed BIF py, po, aspy.
AC98-06 : 1,19 gr/t Au / 1 m, BIF silicified
AC98-07 : 2,33 gr/t Au / 1 m, BIF, VQ, 40% py

Ministère des Richesses Naturelles du Québec (1998)

Reccey mapping 1:50 000.

Mines d'Or Virginia inc. (2002)

9 DDH totalling 1303 m. eastern extremity of the property (Béryl area)

269 samples
DDH Best results:
AC02-01 : 1,15 gr Au / 18 m, incluant 1,53 gr Au / 9 m
AC02-05 : 0,51 gr Au / 11,37 m and 0,217 gr Au / 15,2 m
AC02-06 : 0,23 gr Au / 13,25 m

Virginia Mines inc. (2005)
Till samples: 334 analysis
Identification of three dispersion corridors

Virginia Mines Inc. (2009)
Structural Survey

ITEM 9 : GEOLOGY

The Auclair property lies within the Eastmain greenstone belt (EGB), itself part of the La Grande sub-province of the Archean Superior Province (figure 4). The EGB is a volcano-sedimentary sequence extending east-west for 250 kilometres, bounded and intruded to the north and south by various batholitic intrusions. Eastern and western limits of the belt feature an increase in sedimentary component (Auclair Formation) with the occurrence of Banded Iron Formation (BIF) which gradually evolve toward Opinaca (Laguiche) and Némiscau sedimentary belts respectively. Volcanic units are documented to spread between 2750 and 2700 My (Moukhsil and al., 2003 and references therein) in the absence of older inherited zircon, which contrasts with the La Grande Belt to the North. The belt is variably affected by regional metamorphism from greenschist to upper amphibolite facies.

The EGB is said to be affected by three phases of deformation. In decreasing order of intensity and irrespective of the chronology, the main schistosity (S1) shows a well developed broadly E-W fabric. The second schistosity of importance (S2) is N-S to NE-SW. Locally, a third schistosity (S3) is apparent (NW-SE). The chronology of these deformations is not well documented. Moukhsil et al. (2003) proposed the EW faults being the earliest ones, followed by the NE-SW faults. The NW-SE fabric crosscuts all previous ones and clearly represents a late event. The picture of the structural framework is subject to important modifications and will greatly benefits from the detailed study of Eléonore area (Ravenelle, PhD in progress).

At the property scale, most of the claimed area is underlain by sedimentary rocks including some volcanics and gabbroic sills. Airborne magnetic survey (federal survey) highlighted the presence of BIF supported by outcrop exposures. They are affected by two phases of deformation. Moukhsil et al. (2003) identify a NS P1 syncline fold affected by ENE-WSW P2 anticline folds. The NW limb of P2 anticline is relatively continuous while the SE limb appears more complex and discontinuous (figure 5).

It must be emphasized that Moukhsil's geology was based on the federal government magnetic survey (400 metres spacing) to assist in interpretation of quaternary covered areas. Detailed ground survey by Virginia Mines provided data for a better constrained model of lithologies, particularly BIF. Of interest, is the presence of "S-shaped" parasitic folds on each limbs of the P2 fold, which raised doubts about a simple flexural interpretation. Clearly, faulting must be considered to account for the observations. These points were addressed in Item 12 of the 2009 report by Pearson and Roy.


Rock Type
I2G-I2I
M4,MG
I1C-I1D
M16(M22)
I1D
M4(M22)
M22(M4/M16)
V3Ba
S9
V1B
S2
S3
S4
I4I
M1
33 C/08
33 B/05
33 B/06
33 B/07
33 C/01
33 B/04
33 B/03
33 B/02
32 N/16
32 O/13
32 O/14
32 O/15
32 O/16
0
25
50
kilometres

Figure 4 : General Geology of Auclair Area, modified from MRNF public maps.

ITEM 10 : DEPOSIT TYPE

From the early days of exploration involvement in the Auclair property (1994), Virginia focused its works toward BIF-related gold deposit. Broad characteristics of this metallogenic type have been reviewed by Kerswill, (1993) who defines two sub-classes, stratiform and non-stratiform. Basic exploration concept are a) the association of gold with iron sulfides minerals, b) the presence of gold-bearing quartz veins and shears zones, c) deposits are in close association with area of complex deformation, and d) metamorphism can be of prime importance (Smith, 1996). Among the archetype deposits in this class we found: Musselwhite, Homestake, Nevoria, São Bento and Mineral Hill (Jardine). Metallogenetic models vary from fold hinge remobilization, faulted fold hinge, skarnification of BIF (Mueller, 1997), synmetamorphic origin (Smith, 1996) and "orogenic" BIF-hosted Au deposit (Pereira et al., 2007).

In the non-stratiform BIF-related gold deposits, the presence of replacement textures, deformed quartz veins and shear zones point toward an epigenetic product of localized sulphidation in sites where the favorable chemical traps (BIF) are crosscut by fractures.

ITEM 11 : MINERALIZATION

Historical discoveries of mineralization on the property are represented by gold showings hosted in metagrewacke with variable content of finely bedded iron formation (magnetite facies). From the andalusite-bearing unaltered sedimentary sequence to the altered counterpart we note an increase of garnet-biotite and the appearance of hornblende-grunerite.

Up to now, a series of 9 surface showings have been discovered on the property (Arianne, La Mire, Rock & Hammer, Ti-Beu, Kog, Frank, Enterprise, Butterfly and Golden Butterfly) and 10, out of the 56 diamond drill holes, report gold values over 1g/t. Main showings appear in yellow in the figure 4 below.


52°05'02"
75°00'00"
P1
P2
Lac du Béryl
97
95
94
100
99
98
93
96
75°16'42"
51°57'02"
2 km
N

Protérozoïque

Diabase

Archéen

Diabase

Gabbro

Granodiorite

Tonalite

Minéralisations aurifères associées à des formations de fer (# 93 à 100)

Formation d'Auclair

Niveaux d'andésite, de rhyolite et de tufs

Formations de fer

Paraschistes

Formation de Natel

Rhyolite

Basalte et amphibolite

Figure 5 : Property geology and structural framework from MRNF (Moukhsil et al., 2003).

ITEM 12 : EXPLORATION WORK

A camp was established at the beginning of January 2010 on the Auclair Project. For safety and transportation reasons, a contractor was appointed to maintain open a 15 km section of the road that is not maintained by Hydro-Québec contractors. The drill was mobilized on January 17th, the drilling crew mobilized on January 20th and drilling was performed from January 21st trough February 22nd. Demobilization and camp closure were realized from February 23rd trough February 26th . The camp frames remain on site and will be dismantled next spring if the results from the drilling campaign do not justify an additional field program. A total of 4033 meters of drilling were performed among the 13 drillholes realized. 895 samples were collected during the campaign among which 847 are drillcore samples that cover a total of 884.6 meters. Blanks and standards represent 48 samples that were also sent to the laboratory.

The drilling operation were supervised by Mathieu Savard, Senior Project Geologist and Louis Grenier, Project Geologist, from Virginia Mines. They both performed description of drillcore into drilllog summary using drilling software. Paul-Émile Poirier, André Pelletier and Alexandre Martel, technicians from Virginia Mines, were in charge of construction and daily maintenance of the camp. They also had the task of proceeding to drillcore sampling, storing and shipping. Patrick Gavalland was the cook. Drilling operations were performed by Chibougamau Diamond Drilling from Chibougamau.

ITEM 13 : DRILLING

Table 2 summarizes all the parameters of the drillholes performed during the winter 2010 drilling campaign.

Table 2: List of drillholes performed during winter 2010 on Auclair Project.

Hole Name	Grid	Utm East	Utm North	Azimuth	Dip	Depth
AC-2010-001	Butterfly	484157	5760762	121	-55	501
AC-2010-002	Cavalier	488797	5763223	145	-52	303
AC-2010-003	Cavalier	488804	5763209	325	-52	300
AC-2010-004	Cavalier	488716	5763336	325	-52	249
AC-2010-005	Cavalier	490571	5764310	325	-52	300
AC-2010-006	Cavalier	490498	5764417	325	-52	300
AC-2010-007	Cavalier	490382	5764580	325	-52	300
AC-2010-008	Cavalier	490270	5764750	325	-52	300
AC-2010-009	Cavalier	490388	5763960	325	-52	303
AC-2010-010	Cavalier	490514	5763778	325	-52	300
AC-2010-011	Frank	495038	5765718	340	-50	289
AC-2010-012	Frank	495104	5765542	340	-50	300
AC-2010-013	Frank	495169	5765367	340	-50	288
					Total	**4033**

13.1 Golden Butter Fly Area

Drillhole AC-2010-001

This drillhole constitutes a follow-up on the Golden Butterfly mineralized intersections outlined by drillholes **AC-97-15 and AC-97-22** which had respectively returned gold values of **4.33 g/t Au over 5.00 meters** and **3.14 g/t Au over 4.00 meters**. A banded iron formation (BIF) containing trace to 2% of disseminated pyrrhotite and pyrite was intersected from 411.80 to 419.10 meters A small horizon of interlayered BIF and metasediment intersected from 419.10 to 420.20 meters was followed by a metasomatic and mineralized zone which contains 10% pyrrhotite, 5% pyrite and 2-5% of disseminated arsenopyrite intersected from 420.20 to 423.3 meters. This metasomatic horizon is very schistose and strongly silicified. It is composed of 40 % quartz, 30 % biotite, 25% porphyroblastic garnets and 5% chlorite. This metasomatic zone corresponds to the targeted gold-bearing horizon since it is followed by a conglomeratic horizon comparable to the conglomerate following the gold mineralization in drillholes AC-97-15 and AC-97-022. The new interval failed to return any significant values.

The only interval that returned significant gold values is the one from 480.75 to 481.00 meters that is enclosed within a magnetite rich banded iron formation composed of amphiboles (30%), magnetite (30%), quartz (15%), feldspar (10%) and biotite (10-15%). Moreover, abundance of quartz veins was observed at 480.75 meters and 2% of pyrrhotite is present at the contact of quartz veins. Value of **1.91 g/t Au over 0.25 meters** was obtained from this interval.

The intense deviation of both azimuth and dip had for consequence that the pierce point within the expected zone was closer to the previous intersection of the drillhole **AC-97-22** than expected The drillhole was stopped at 501m.

13.2 Cavalier Area

<u>Section AC-2010-002, 003 & 004</u>

Drillhole AC-2010-002, AC-2010-003 and AC-2010-004 were drilled to intersect BIF that would possibly be demagnetized due to alteration, deformation pattern or mineralization as suggested by magnetic data, structural reinterpretation and gold in till samples as suggested by Pearson and Roy and their 2009 report.

Drillhole AC-2010-002

Drillhole AC-2010-002 intersected several bands of sediments and banded iron formations. The interval between 264.00 to 278.25 meters contains the most significant sulphides (2-10% of disseminated pyrrhotite and pyrite). Value of **0.76 g/t Au over 0.75 meter** from 277.50 to 278.25 meters was obtained from a BIF that contains 1% of finely disseminated pyrite and trace of arsenopyrite. The gold value was obtained from the contact interval with a fine grained metasediment that contains finely disseminated arsenopyrite. This drillhole was however drilled "downdip" with core angle at 10-20°.

Drillhole AC-2010-003

The azimuth of this drillhole was changed due to the poor core angles indicating that previous drillhole AC-2010-002 was drilled down dip of stratigraphy. This drillhole failed to intersected iron formations and remained in metasediment all along its course. Metasediments containing staurolite were observed within this drillhole. A few intervals containing disseminated arsenopyrite also failed to return gold value. No significant gold value was obtained from this drillhole.

Drillhole AC-2010-004
This drillhole only encountered metasediments and no significant gold value was returned from it.

Section AC-2010-005, 006, 007 & 008

Drillholes AC-2010-005, 006, 007 and 008 had for objective to test several magnetic anomalies that, grouped together, were suggesting a thickening or a dismantling of the stratigraphy that could represent a trap for gold within banded iron formation.

Drillhole AC-2010-005
This drillhole is characterized by the alternation of intermediate sediment and banded iron formation rich in magnetite. The BIF bands vary in thickness from one meter to several meters but they are not strongly altered or mineralized. Disseminated arsenopyrite was noticed (1-2%) from 197.00 to 216.20 meters within a silicified metasediment. A visible gold grain (one mm) was observed at 212.5 meters. It is hosted within an altered metasediment near quartz veins (See Picture 1). Metallic sieve was performed over the sample containing visible gold and returned value of **1.50 g/t Au over 1 meter**. Several injections of diorite are present within this drillhole. No other gold value was obtained from this drillhole.

Picture 1: Visible Gold Grain at 212.5m in drillhole AC-2010-005



Drillhole AC-2010-006
This drillhole only intersected banded iron formations at the beginning of the hole from 2.80 to 3.90 meters and, interlayered with metasediments, from 7.20 to 14.55 meters. An interpreted dioritic unit was encountered from 14.55 to 27.50 meters. That interval is characterized by trace of disseminated arsenopyrite and pyrite associated with millimetric quartz vein injections (10%). Isolated value of **4.44 g/t Au over 1 meter** was obtained from 23.00 to 24.00 meters. From 50.20 to 58.50 meters, a wacke with 5% garnets, 5% muscovite and trace of staurolite and disseminated arsenopyrite near the upper contact with the diorite returned values of **4.10 g/t Au over 0.80 meter** from 50.20 to 51.00 meters. No other gold mineralization was encountered in this drillhole.

Drillhole AC-2010-007
Drillhole AC-2010-007 encountered an alternation of diorite and intermediate metasediments from 0 to 174.65 meters. It intersected a decametric horizon of unmineralized banded iron formation that contains 30% of magnetite from 183.75 to 202.75 meters. From 202.75 to 204.00 meters, 1% of disseminated pyrite and 1% of disseminated arsenopyrite were encountered within banded iron formation. A fine grained metasediment containing 10% of chlorite overprinted by late quartz-calcite millimetric veins was intersected from 204.00 to 212.85 meters. Trace of fine disseminated pyrite is associated with these veins that returned value of **1.56 g/t Au over 1 meter** from 205.00 to 206.00 meters. From 212.85 to 223.95 meters and from 237.80 to 251.50 meters, banded iron formations were also encountered but did not return any significant gold values (<0.50 g/t Au).

Drillhole AC-2010-008
This drillhole is mostly characterized by the alternation of metasediment rich in muscovite and locally garnets and staurolite with magnetite-rich banded iron formation. Trace of disseminated pyrite and arsenopyrite was noticed locally but no significant gold value was obtained from this drillhole.

Section AC-2010-009 & 010

Drillholes AC-2010-009 and 010 were testing a possible S-shaped fold hinge as shown on the magnetic total field map.

Drillhole AC-2010-009
This drillhole encountered the staurolite metasediment in alternation with barren magnetite-rich BIF. Those BIF were intersected from 101.75 to 141.10 meters, from 162.60 to 165.55 meters, from 172.40 to 184.00 meters, from 214.10 to 232.55 meters, from 238.85 to 250.80 meters and from 272.45 to 276.80 meters. None of them returned significant gold values.

Drillhole AC-2010-010
This drillhole intersected only one banded iron formation from 120.80 to 125.00 meters. It contains 5% of disseminated pyrite and pyrrhotite locally near the upper contact. Most of this drillhole remains in andesitic rock. No significant gold value was obtained from this drillhole.

13.3 Frank Area

Section AC-2010-011, 012 & 013

Drillholes **AC-2010-011, 012 and 013** constitute a cross-section performed across a zone where faulting and dismantling of banded iron formation was interpreted.

Drillhole AC-2010-011

Drillhole AC-2010-011 intersected several bands of magnetite-rich BIF hosted within metasediments containing andalusite, muscovite and garnets. A few zones containing disseminated pyrite and pyrrhotite were observed as well as alteration zone containing QZ-CB millimetric veins (See picture 2) associated with alteration halos. No significant gold value was returned from this drillhole.

Picture 2: QZ-CB millimetric veins with their CB-EP alteration halo (Notice the leaching of Biotite) in drillhole AC-2010-011



Drillhole AC-2010-012

AC-2010-012 intersected metasedimentary rock containing andalusite, biotite, garnets and muscovite, interlayered with metric to decametric bands of banded iron formation. The presence of metric to decametric pegmatite intrusions crosscutting the whole package mostly characterized this drillhole. From 229.65 to 250.30 meters, a pegmatite dyke rich in tourmaline and muscovite was intersected. From 249.25 to 249.85 meters, a metasomatized interval characterized by a magnetite matrix containing black tourmaline and muscovite porphyroblasts is present (See

Picture 3). This interval represents a portion of a BIF heated and transformed by the pegmatite intrusion. Locally, disseminated pyrite is observed. No gold value was obtained from this drillhole.

Picture 3: Metasomatic unit composed by a magnetite matrix and by tourmaline and muscovite porphyroblastic crystals interpreted as a banded iron formation transformed by the pegmatite intrusion in drillhole AC-2010-012.



Drillhole AC-2010-013

This drillhole intersected metasediment rich in andalusite, biotite, muscovite and sillimanite from 3.90 to 87.95 meters. Then, from 87.95 to 90.00 meters, it intersected a metasediment characterized by the presence of QZ-CB alteration associated with 2% of disseminated pyrite. From 90.00 to 98.00 meters, disseminated arsenopyrite (1-5%) hosted within metasediment was intersected. In that interval, decimetric quartz veins are present and associated with biotite alteration that locally runs along main foliation (See picture 4). Disseminated arsenopyrite is also present within the wacke in that interval (Picture 5). Banded iron formations that alternate with metasedimentary decimetrics bands were intersected from 130.40 to 195.45 meters. Disseminated pyrite is 2-5% is present in the intervals from 139.00 to 141.00 meters and from 151.00 to 154.50 meters. Otherwise, trace of pyrite was noticed within this interval. A quartz vein containing 5% chlorite and 1% pyrite was intersected from 195.45 to 197.40 meters. From 197.40 to 243.00 meters, metric to decametric bands of banded iron formation alternate with decimetric to metrics bands of metasediments rich in biotite, garnets and andalusite. From 231.00 to 238.2 meters, we observed 5% of centimetric quartz veins with amphibole and chlorite alteration borders and disseminated pyrite (2%). Also, small bands rich in pyrite (10%) are present from 234.00 to 243.00 meters and represent less than 5% of the interval. No significant gold value was returned from this drillhole.

Picture 4: Quartz vein hosted within wacke. We can observed the biotite alteration running along main foliation and the disseminated of arsenopyrite associated with it in drillhole AC-2010-013.



Picture 5: Arsenopyrite disseminated mineralization hosted within wacke in drillhole AC-2010-013.



Table 3: Significant drilling results obtained from winter 2010 campaign on Auclair Project

Hole Name	From	To	Length	Au g/t
AC-2010-001	480.75	481.00	0.25	1.91
AC-2010-002	277.50	278.25	0.75	0.76
AC-2010-003	*NSA*			
AC-2010-004	*NSA*			
AC-2010-005	212.00	213.00	1.00	1.50
AC-2010-006	23.00	24.00	1.00	4.44
AC-2010-006	50.20	51.00	0.80	4.10
AC-2010-007	205.00	206.00	1.00	1.56
AC-2010-008	*NSA*			
AC-2010-009	*NSA*			
AC-2010-010	*NSA*			
AC-2010-011	*NSA*			
AC-2010-012	*NSA*			
AC-2010-013	*NSA*			

ITEM 14 : SAMPLING METHOD AND APPROACH

14.1 Drillcore Samples

Drillcore samples collected during the 2010 drilling program were obtained to determine the gold concentrations in a quantitative way by ALS Chemex, Val d'Or. Samples were collected from drillcore by either a rock saw or core splitter. All the collected samples were located using the depth interval and their drillhole number. All drillholes were localised using GPS and double-checked with grid lines on the field.

All samples were placed in individual bags with their appropriate tag number and the bags were sealed. Individual bagged samples were then placed in shipping bags. The authors are not aware of any sampling or recovery factors that would impact the reliability of the samples.

ITEM 15 : SAMPLE PREPARATION, ANALYSIS AND SECURITY

15.1 Sample security, storage and shipment

Samples were collected and processed by the personnel contracted by Virginia. They were immediately placed in appropriates sample bags, tagged and recorded with unique sample numbers. Drillcore sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. Bags remained sealed until the ALS Chemex personnel in Val-d'Or opened them.

All samples were initially stored at the campsite. Samples were not secured in locked facilities, this precaution deemed unnecessary due to the remote location of the camp. Rocks samples were then loaded onto a pickup truck for transport to Val-d'Or where Virginia personnel delivered them to the ALS Chemex sample preparation facility.

Standard samples (between 30 and 50 grams) that were previously prepared and sealed into sample bag were identified by a unique sample tag inserted between the sampling sequence. The standard type was identified on a ticket that was staple in the core box and recorded in the database for further laboratory verifications.

15.2 Sample preparation and assay procedures

15.2.1 Rock samples

After logging in, the samples were crushed in their entirety at the ALS Chemex preparation laboratory in Val-d'Or to >70% passing 2 mm (ALS Chemex Procedure CRU-31). A 200- to 250-g sub-sample was obtained after splitting the finer material (<2 mm). The split portion derived from the crushing process was pulverized using a ring mill to >85% passing 75 µm (200 mesh - ALS Chemex Procedure PUL-31). From each such pulp, a 100-g sub-sample was obtained from another splitting and shipped to the ALS Chemex laboratory for assay. The remainder of the pulp (nominally 100 to 150 g) and the rejects are held at the processing lab for future reference. The samples are assayed for Gold only. Au was determined by the AA23 Procedure. For the sample with the value higher than 10000 ppm Au, the analysis was repeated with the GRA21 Procedure. Standard and blank samples followed the same procedure than regular samples.

ITEM 16 : DATA VERIFICATION

Rigorous data verification procedures were performed on the assays results, drill log and standard and blank assays. The author was involved in the collecting, recording, interpretation and presentation of data in this report and the accompanying maps and sections. The data was reviewed and checked by the author and is believed to be accurate. During the collection of core samples, blanks and standards were systematically inserted for each batch of 50 samples as a part of Virginia Mines quality control. ALS Chemex, as part of their standard quality control, also ran duplicate check samples and standards. No sample was assayed at other laboratories.

A quality control procedure was adopted in order to check the laboratory results. A minimum of one standard samples and one blank were added systematically for each batch of 50 core sample collected. Standards used were SP-37, SH-35, SH-41, SK-43, SL-46 (Rocklabs) and an uncertified Blank material made of calcite.

Table 4 shows results obtained from standard assays provided by Virginia Mines to ALS Chemex laboratory as a part of his quality control. All the blank assayed returned values inferior to 0.06 ppm Au. Considering that the detection limit is at 0.05, the assays are considered to be accurate and clean of any contamination during the laboratory procedures.

Regarding the standard assay results, most of them show a variation that is below the "3 x standard deviation" limit. The variation being the difference between the standard gold expected value and the standard obtained laboratory gold value. Only two standard (SP 37) assayed returned gold values above the "3 x standard deviation". The high expected gold values of the two failure standard (18.14 ppm Au) and the values obtained by the laboratory from the sample 155453 (15.40 ppm Au) and the sample 155629 (16.70 ppm Au) are respectively part of batch assay **VO10019191** and **VO10019194**. Looking to the other standard results from these two batches, it is clear that the assaying procedure did not under estimate the gold content since all the gold values obtained of these standards (SL46 and SH41) are below the simple standard deviation limit as shown on table 4. Considering that evidence, Virginia Mines did not deem necessary to re-assay these two batches. The reference material expected results values are available in appendix 5.

Table 4: Standard and Blank Assay Results, Auclair project 2010.

Standard	Sample	Hole ID	Voucher	Std Au ppm	Std. Dev.	Au_Lab_ ppm	Variation	Status
SK43	155084	AC-2010-001	VO10012873	4.086	0.093	3.950	-0.136	< 2 Std. Dev
SH35	155049	AC-2010-001	VO10012873	1.323	0.044	1.375	0.052	< 2 Std. Dev
SH35	155115	AC-2010-001	VO10012873	1.323	0.044	1.305	-0.018	ok
SH41	155064	AC-2010-001	VO10012873	1.344	0.041	1.255	-0.089	< 3 Std. Dev
SP37	155028	AC-2010-001	VO10012873	18.140	0.380	18.350	0.210	ok
SK43	155201	AC-2010-002	VO10012874	4.086	0.093	3.990	-0.096	ok
SL46	155177	AC-2010-002	VO10012874	5.867	0.170	5.790	-0.077	ok
SP37	155129	AC-2010-001	VO10012874	18.140	0.380	17.850	-0.290	ok
SH35	155229	AC-2010-003	VO10012875	1.323	0.044	1.285	-0.038	ok
SP37	155251	AC-2010-003	VO10012875	18.140	0.380	17.800	-0.340	ok
Blank	155351	AC-2010-005	VO10014595	0.000	0.000	0.003	bdl	ok
Blank	155402	AC-2010-006	VO10014595	0.000	0.000	0.003	bdl	ok
SH41	155395	AC-2010-005	VO10014595	1.344	0.041	1.315	-0.029	ok
SL46	155416	AC-2010-006	VO10014595	5.867	0.170	5.520	-0.347	< 3 Std. Dev
SP37	155362	AC-2010-005	VO10014595	18.140	0.380	17.200	-0.940	< 3 Std. Dev
Blank	155300	AC-2010-005	VO10014596	0.000	0.000	0.003	bdl	ok
SH41	155270	AC-2010-004	VO10014596	1.344	0.041	1.345	0.001	ok
SL46	155290	AC-2010-005	VO10014596	5.867	0.170	5.720	-0.147	ok
SL46	155327	AC-2010-005	VO10014596	5.867	0.170	5.810	-0.057	ok
SH41	155495	AC-2010-007	VO10019191	1.344	0.041	1.285	-0.059	ok
SP37	155453	AC-2010-007	VO10019191	18.140	0.380	15.400	-2.740	>3 stand dev
Blank	155532	AC-2010-007	VO10019192	0.000	0.000	0.003	bdl	ok
SL46	155512	AC-2010-007	VO10019192	5.867	0.170	5.780	-0.087	ok
Blank	155482	AC-2010-007	VO10019193	0.000	0.000	0.003	bdl	ok
Blank	155563	AC-2010-008	VO10019193	0.000	0.000	0.006	-	ok
Blank	155596	AC-2010-008	VO10019193	0.000	0.000	0.006	-	ok
SL46	155562	AC-2010-008	VO10019193	5.867	0.170	5.710	-0.157	ok
SH41	155674	AC-2010-009	VO10019194	1.344	0.041	1.295	-0.049	ok
SP37	155629	AC-2010-009	VO10019194	18.140	0.380	16.700	-1.440	>3 stand dev
Blank	155700	AC-2010-009	VO10019195	0.000	0.000	0.006	-	ok
SH41	155767	AC-2010-010	VO10019195	1.344	0.041	1.345	0.001	ok
SP37	155720	AC-2010-009	VO10019195	18.140	0.380	nss	na	na
Blank	155826	AC-2010-011	VO10024062	0.000	0.000	0.005	-	ok
SL46	155837	AC-2010-011	VO10024062	5.867	0.170	5.940	0.073	ok
SP37	155819	AC-2010-011	VO10024062	18.140	0.380	nss	na	na
Blank	155917	AC-2010-011	VO10024063	0.000	0.000	0.003	bdl	ok
Blank	155936	AC-2010-012	VO10024063	0.000	0.000	0.006	-	ok

Standard	Sample	Hole ID	Voucher	Std Au ppm	Std. Dev.	Au_Lab_ ppm	Variation	Status
SH41	155916	AC-2010-011	VO10024063	1.344	0.041	1.315	-0.029	ok
Blank	156000	AC-2010-012	VO10024064	0.000	0.000	0.003	bdl	ok
SL46	155944	AC-2010-012	VO10024064	5.867	0.170	5.730	-0.137	ok
SP37	155987	AC-2010-012	VO10024064	18.140	0.380	17.25	-0.890	< 3 Std. Dev
Blank	156047	AC-2010-013	VO10024065	0.000	0.000	0.003	bdl	ok
SH41	156027	AC-2010-012	VO10024065	1.344	0.041	1.320	-0.024	ok
Blank	156130	AC-2010-013	VO10024066	0.000	0.000	0.003	bdl	ok
SH41	156145	AC-2010-013	VO10024066	1.344	0.041	1.300	-0.044	ok
SL46	156070	AC-2010-013	VO10024066	5.867	0.170	5.670	-0.197	< 3 Std. Dev
Blank	156179	AC-2010-013	VO10024067	0.000	0.000	0.003	bdl	ok
SP37	156203	AC-2010-013	VO10024067	18.140	0.380	18.1	-0.040	ok

bdl: below detection limits na: not applicable nss: no sufficient sample
Std. Dev: Standard Deviation

ITEM 17 : ADJACENT PROPERTIES

A block of several claims owned by Exploration Azimuth is adjacent on the North side of the Auclair property while a few claims are adjacent to the Auclair property on the Eastern side.

ITEM 18 : MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 : MINERAL RESOURCE, MINERAL RESERVE ESTIMATES

This section is not applicable to this report.

ITEM 20 : OTHER RELEVANT DATA

This section is not applicable to this report.

ITEM 21 : INTERPRETATION AND CONCLUSIONS

Golden Butterfly Zone

Drilling performed in the Golden Butterfly zone seems to demonstrate that the golden butterfly zone does not have a vertical extension. Section AC-2010-001 interpretation indicates that the banded iron formation hosting the gold mineralization in drillhole AC-97-015 and AC-97-022 does not extend at depth along a NW plunge. Due to lack of control on deviation and dip on holes drilled prior to 2010, it is hard to be confident with the plunging of the golden butterfly zone.

Cavalier Grid

Drilling performed over the section AC-2010-002,003 and 004 only encountered two horizons of banded iron formation in drillholes AC-2010-002 and did not intercept any demagnetized banded iron formation within drillholes AC-2010-003 and 004 as suggested by the magnetic signature. No significant gold mineralization was outlined within the section AC-2010-002, 003 and 004.

Section AC-2010-005, 006, 007 & 008 had for objective to test the magnetic thickening as shown by the magnetic signature in figure 6. This thickening could have been caused by folding or faulting and could have been favourable for gold. Four significant gold values were intersected in this section. two of the gold values intersected are hosted in felsic metasediment and one is hosted within banded iron formation mineralized in arsenopyrite. Looking to this section, it is possible that drilling was performed parallel to a fold hinge but core angle measurement did not present any evidence supporting this idea.

Visible gold was observed in drillhole AC-2010-005 in silicified metasediment horizon mineralized in arsenopyrite. Metallic sieve performed over the interval only returned value of **1.50 g/t Au over 1.00 meter.**

Two other significant gold values were obtained in drillhole AC-2010-006 (**4.44 g/t Au over 1.00 meter and 4.10 g/t Au over 0.80 meter**). The first value is hosted in a dioritic intrusion silicified and mineralized in arsenopyrite that contains 10% of centimetric to decimetric-scale, transposed quartz veins. The second value came from a felsic metasediment that contains weak dissemination of arsenopyrite near its upper contact with a diorite. Diorite intrusion relationship with gold values is not well defined but gold values occur nearby or within dioritic intrusion. These two values remain isolated but present a new metallotect on the property that was possibly underlooked in the past.

One banded iron formation mineralized in arsenopyrite returned value of **1.56 g/t Au over 1.00 meter** in drillhole AC-2010-007.


AC-2010-008
AC-2010-007
AC-2010-006
AC-2010-005
AC-2010-009
AC-2010-010
L BASE 00 (GRILLE CAVALIER)
AC-2010-004
AC-2010-002
5763 500 mN
490 500 mE

Figure 6: Location of Section AC-2010-002,003 & 004, Section AC-2010-005,006,007 & 008, Section AC-2010-009 & 010.

Section AC-2010-009 & 010 was testing a possible dismembered S-shaped fold hinge within banded iron formation which could have bring gold mineralization. Drillhole AC-2010-009 intersected several horizon of banded iron formation enclosed within the fold hinge. However, no significant gold value was obtained from that drillhole. Drillhole AC-2010-010 seems to have been drilled too much to the east of the fold closure which is also confirmed by the lithology encountered in drillhole AC-2010-010 essentially composed of dioritic rocks.

Gold grains present in dispersion trail could be explained in part by the presence of visible gold in drillholes AC-2010-005 which occur up-ice of the gold dispersion trail show on figure 8.

Frank Grid

The section AC-2010-011, 012 and 013 was performed to test faulted banded iron formation as suggested by magnetic signature as shown on figure 7. Drillholes performed in that section intersected several banded iron formation that presented intense fracturation. Abundant pegmatite dykes were also observed within that section. The pegmatite occurrence and abundance in that section differs from the other sections performed during the 2010 drilling campaign. No gold values were obtained from the drillholes performed in that section. However, a few feature such as penetrative alteration within metasediments and metasomatic iron formation were observed within that section. All these evidences suggest that more fluids have circulated in this area of the property.


AC-2010-011
AC-2010-012
AC-2010-013
5 766 500 mN
494 500 mE
496 000 mE

Figure 7: Location of Section AC-2010-011, 012 & 013

After performing 13 drillholes during 2010, most drillholes failed to intersect significant gold values. It also appears that most banded iron formations do not present significant alteration or quartz flooding. Most banded iron formations appear undisturbed even in areas where folding and faulting was expected. Local dissemination of sulphide such as pyrrhotite and pyrite within banded iron formation is not sufficient to obtain gold value. Presence of arsenopyrite does not seem to assure the presence of gold neither since several disseminations of arsenopyrite in banded iron formation or in sediment did not return any significant values. The few gold mineralizations encountered during the 2010 drilling campaign are associated to very narrow zones inside different type of rocks. Gold occurrences within metasediments associated with diorites or in diorites remain of interest even if no significant width was outlined within that new host.


AC-2010-011
AC-2010-012
AC-2010-013
AC-2010-007
AC-2010-008
AC-2010-005
AC-2010-006
AC-2010-009
AC-2010-010
AC-2010-004
AC-2010-003
AC-2010-002
AC-2010-001
5 762 500 mN
5 762 500 mN
487 500 mE
Drillholes
41
20.5
4.1
Pristine
Modified
Reshaped

Figure 8: Gold Dispersion Trail from till

ITEM 22 : RECOMMENDATIONS

In light of the results provided by the 2010 drilling campaign, no follow-up is required at this stage. However, one gold dispersion trail target that was not tested during 2010 remains partially unexplained. It constitutes an upside potential target for gold since the gold grain trail from till survey represent a possible source (See Figure 8). Otherwise, the potential for major gold discovery in banded iron formation near surface was not enhanced by the last drilling campaign . A new gold metallotect was outlined in metasediment related to dioritic intrusions. A special focus should be brought on that new gold occurrence.

ITEM 23 : REFERENCES

Bambic, P. 1997. Auclair property work summary. Minex Consulting Enrg., for Virginia Gold Mines. Unpublished internal report.

Butler, H.R. 2009. Notes on Virginia Mines' Auclair property, Québec. Unpubl. Internal report. 11p.

Chapdelaine, M. and Lachance, S. 1998. Projet Auclair, Rapport technique des sondages, Automne 1998. Mines d'Or Virginia Inc. Unpublished internal report. 14 p.

Chapdelaine, M. et Huot, F., 1997. Projet Auclair, rapport des travaux, été–automne 1997. Mines d'Or Virginia – Services Techniques Géonordic inc., 64 pages.

Charbonneau, R. 2007. Till sampling report, Auclair property, James Bay, Québec. by : Inlandsis Consultants, for : Virginia Mines inc. 26p.

Kerswill, J.A. 1993. Models for Iron-Formation-hosted gold deposits. In: Kirkham, R.V. and Sinclair, W.D., Thorpe, R.I. and Duke, J.M. eds, Mineral deposit modeling. Geol. Ass. Can., Spec. Pap. 40, pp. 171-199.

Lanthier, G. and St-Cyr, R.D. 1997. Rapport sommaire de forage – Hivers 1996-1997. Services techniques Géonordic. À l'attention de Mines d'Or Virginia Inc. (MRN Géoinformation GM 55430).

Lanthier, G., et Ouellette, J. F., 1996. -Projet Auclair-Mines d'Or Virginia, rapport des travaux 1996. Services Techniques Géonordic inc, 13 pages.

Micklewaite, S., and Cox, F. 2004. Fault-segment rupture, aftershock-zone fluid flow, and mineralization. Geology, vol. 32, pp.813-816.

Moukhsil, A., Legault, M., Boily, M., Doyon, J., Sawyer, E. and Davis, D.W. 2003. Synthèse géologique et métallogénique de la ceinture de roches vertes de la Moyenne et de la basse-Eastmain. ET2002-06, MRNF québec, 55p.

Mueller, A.G. 2007. The Nevoria gold skarn deposit in Archean Iron-Formation, Southern Cross greenstone belt, Western Australia: I – Tectonic setting, Petrography, and Classification. Eco. Geol., vol. 92, pp. 181-209.

Pereira, S. L. M., Lobato, L. M., Ferreira J. and Jardim E. C. 2007. Nature and origin of the BIF-hosted São Bento gold deposit, Quadrilátero Ferrífero, Brazil, with special emphasis on structural controls. Ore Geol. Rev., Vol. 32, pp.571-595.

Pearson, V. and Roy, I., Geology and Interpretation, Auclair Project, Field Work 2009, September 2009, Virginia Mines Inc., 97 pages.

Schlische, R. W. and Withjack, M. O. 2009. Origin of fault domains and fault-domain boundaries (transfer zones and accommodation zones) in extensional provinces: Result of random nucleation and self-organized fault growth. Jour. Struc. Geol., vol. 31, pp.910-925.

Sibson, R.H. 2001. Seismogenic framework for hydrothermal transport and ore deposition. In: Richards and Tosdal eds. Structural controls on ore genesis. Rev. Eco. Geol., Vol. 14, pp. 25-50.

Smith, D.S. 1996. Hydrothermal alteration at the Mineral Hill mine, Jardine, Montana: A lower amphibolites facies Archean lode gold deposit of probable synmetamorphic origin. Eco. Geol., Vol.91, pp. 723-750.

Tremblay, L. 2009. Description pétrographiques de cinq échantillons de roche, Projet Auclair. Par : IOS services géoscientifiques inc., Pour : Mines Virginia inc. 33 p.

ITEM 24 : DATE AND SIGNATURES PAGE

CERTIFICATE OF QUALIFICATIONS

I, *Mathieu Savard*, hereby certify that:

- I am presently employed as a Senior Geologist with Virginia Mines inc., 116 St-Pierre, Suite 200, Québec, Qc, G1K 4A7.
- I have received a B.Sc. in Geology in 2000 from the Université du Québec à Montréal.
- I have been working in mineral exploration since 1997.
- I am a professional geologist presently registered to the board of the *Ordre des Géologues du Québec*, permit number 510.
- I am a qualified person with respect to the Auclair Project in accordance with section 5.1 of the national instrument 43-101.
- I supervised the Auclair project in 2010.
- I am responsible for writing the present technical report, utilizing proprietary exploration data generated by Mines Virginia inc. and information from various authors and sources as summarized in the reference section of this report.
- I am not aware of any missing information or changes, which would have caused the present report to be misleading.
- I do not fulfill the requirements set out in section 5.3 of the National Instrument 43-101 for an «independant qualified person» relative to the issuer being a direct employee of Mines Virginia inc.
- I have been involved in the Auclair project since 2006.
- I have read and used the National Instrument 43-101 and the Form 43-101A1 to make the present report in accordance with their specifications and terminology.

Dated in Québec, Qc, this 29th day of April 2010.



"Mathieu Savard"

/s/ Mathieu Savard

Mathieu Savard, B.Sc., P. Geo.


GÉOLOGUE / GEOLOGIST
MATHIEU
SAVARD
#510
QUÉBEC

ITEM 25 : FIGURES AND MAPS

ITEM 25 ILLUSTRATIONS
TABLES, FIGURES, APPENDICES AND MAPS

Available upon request at:
Virginia Mines Inc.
200-116 St-Pierre Street
Québec, QC G1K 4A7
Canada

(418) 694-9832
www.virginia.qc.ca
mines@virginia.qc.ca

Also available on www.sedar.com